UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35366 / October 23, 2024

In the Matter of	:
	:
BLACKSTONE FLOATING RATE ENHANCED	:
INCOME FUND	:
345 Park Avenue, 31st Floor	:
New York, New York 10154	:
	:
(811-23270)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Above named applicant filed an application on August 13, 2024, and an amendment on

September 6, 2024, requesting an order under section 8(f) of the Act declaring that it has ceased

to be an investment company.

On September 27, 2024, a notice of filing of the application was issued (Investment

Company Act Release No. 35344). The notice gave interested persons an opportunity to request

a hearing and stated that an order disposing of the application would be issued unless a hearing

was ordered. No request for a hearing has been filed, and the Commission has not ordered a

hearing.

The matter has been considered and it is found, on the basis of the information set forth in

the application, as amended, that applicant has ceased to be an investment company.

Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.